Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

September 11, 2008

Re:	NYFIX, Inc.
Form 10-K for the Fiscal year Ended December 31, 2007
Filed on March 17, 2008
File No. 001-02292

Dear Ms. Collins:

We have reviewed the Staff’s comment letter dated August 27, 2008 relating to the above referenced filing for NYFIX, Inc. (“NYFIX” or the “Company”) and have the following responses.

1.
Please refer to prior comment 1. Clarify for us why you believe that a prospective revision to the segment footnote disclosures is appropriate. In this regard, tell us how you assessed the materiality of the reallocation on the segment disclosures for each of the FIX and Transaction Services Divisions as of December 31, 2007. Please provide your SAB 99 analysis that supports your conclusions.

We gave consideration to SAB 99 and Financial Accounting Concepts No. 2 when we assessed the materiality of reallocating the goodwill impairment charge to the FIX and Transaction Services Divisions.

SAB 99 notes that when assessing materiality, the governing principles set forth by the Supreme Court require that one views the facts in the context of the surrounding circumstances, or the total mix of information. An assessment of materiality must consider both quantitative and qualitative factors.

According to Concepts No. 2, an item is material if it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

In light of the surrounding circumstances described below, we do not believe the reallocation of the goodwill impairment charge to the FIX and Transaction Services Divisions would have influenced the judgment of a reasonable person and therefore have determined to do the reallocation in the segment disclosures prospectively rather than amend the 2007 Form 10-K.

First, the consolidated statement of operations and balance sheets taken as a whole were not misstated as the goodwill impairment charge was appropriate under the circumstances.

Second, there was extensive transparency in the notes to the consolidated financial statements as to the nature of the goodwill impairment charge and how it was presented in the disclosures so that a reader could fully understand how the reported amounts were impacted by this charge. In Note 4 we disclosed the amount of and circumstances which lead to the goodwill impairment charge as well as the reduction to the carrying values of the goodwill recorded in the FIX and Transaction Services Division from this charge. In addition, the description of the OMS Division segment in Note 16 clearly discloses that the impairment charges are included in its 2007 operating loss amount.

Finally, the qualitative nature of this one-time, non-recurring goodwill impairment charge would not have caused a reader to re-evaluate the future profitability of NYFIX if the amount had been allocated to the FIX and Transaction Services Divisions in the segment disclosures. If the charge had been allocated to the FIX and Transaction Services Divisions a typical reader would have excluded the charge when evaluating the performance of these two divisions and the future profitability of NYFIX as a whole.

2.
We note your disclosures on page 93 where you indicate that certain costs are allocated amongst the various segments based on headcounts, usage and other methods, depending on the nature of the costs. Please provide a breakdown of the Company’s operating expenses by segment that were used in determining the operating income (loss) for each segment as indicated in Note 16. Also, explain further how your allocation methodologies support the percentages allocated to each segment. For instance, assuming a significant amount of the operating expenses were allocated to the OMS and Corporate and Other Divisions, then please explain such allocations as it appears that the majority of the Company’s operations are in the FIX and Transactions Services Division.

The schedule below details the operating income (loss) for the FIX, Transaction Services and OMS Divisions for the year ended December 31, 2007:

			FIX	Transaction Services	OMS	Corp	Total
(in millions)
Net Revenue			$57.7	$53.6	$10.4	$-	$121.7

Direct Costs	(a	)	24.6	33.6	8.6	-	66.8
Allocation of technology resources			12.2	6.9	11.7	-	30.8
Allocation of administrative costs			15.6	10.0	9.4	-	35.0
Impairment charge			-	-	7.6	-	7.6
Stock-based compensation			2.3	2.0	1.4	-	5.7
Transitional employment costs			1.0	0.1	1.0	-	2.1
Restructuring charge			-	-	0.3	-	0.3
Unallocated charges	(b	)	-	-	-	19.0	19.0
			55.7	52.6	40.0	19.0	167.3

Operating income (loss)			$2.0	$1.0	$(29.6)	$(19.0)	$(45.6)

The notes from our August 14, 2008 response continue to apply to the individual cost items noted above and are supplemented with the following:

(a)
In addition to employment related expenses for dedicated staff, market data expenses and the amortization of capitalized software, direct costs for the FIX and Transaction Services Divisions have other significant items. FIX Division direct costs include $7.4 million of telecommunications expenses to connect clients to the NYFIX Marketplace and $4.2 million in fees paid to third-party order management systems and network providers to connect their clients to the NYFIX Marketplace. Transaction Services Division direct costs include execution and clearing costs associated with commission generating agency brokerage activities of $20.0 million and $3.0 million, respectively.

(b)
Unallocated charges reflect a number of non-recurring or unusual type expenses that we have elected not to allocate to the various segments. This presentation is consistent with how our senior management team assesses the performance of our business units. These expenses consist of the following:

(in millions)
SEC investigation, restatement and other related expenses	$5.8
Transitional rebuilding and remediation costs	6.4
Euro Millennium costs	4.0
Transitional employment costs (administrative)	2.0
Other	0.8
$19.0

Although the majority of our revenues in 2007 were generated by the FIX and Transaction Services Divisions, a substantial amount of our resources were expended to support our Fusion OMS product, which was previously offered by our OMS Division. The Fusion OMS product was a robust sell-side market making order management system with a full set of features and functionalities including order, execution and risk management, rules-based order-processing and automated compliance handling functions. The costs of supporting the infrastructure necessary for this type of product, including keeping current with changing compliance and exchange requirements, is significant regardless of the number of clients and associated revenue. This contributed to our decision to discontinue offering the Fusion OMS product and as a result, the allocation of shared costs to the OMS Division during 2008 has been reduced by 65% on an annualized basis.

Allocation Methodologies:

Technology Resources

The components of technology resources which were allocated to the OMS Division during 2007 are included in the table below. The allocation methodologies described in the accompanying footnotes are consistent with our historical approach of allocating these charges to our business units.

(in millions)			Total	Allocated to OMS	% Allocated to OMS
Data center facilites	(a	)	$3.1	$1.2	39%
Depreciation, amortization and maintenance of data center hardware and software	(b	)	7.8	3.1	40%
Networking and commication costs	(c	)	3.6	0.7	19%
Employment and other related expenses	(d	)	16.3	6.7	41%
Total			$30.8	$11.7	38%

(a)	Data center facilities costs are charged based on the estimated usage of “rack space,” determined by the number of servers used by each division.

(b)
Depreciation, amortization and maintenance of hardware and software housed in our data centers are allocated based on the percentage of the value of the hardware and software running each division’s applications.

(c)
Networking and communication costs are primarily charged to the FIX Division and relate to the FIX Marketplace, however, a portion is charged to both the Transaction Services and OMS Divisions to support market data usage in their respective products.

(d)
Certain technology employees are shared across the divisions to provide first line client support (i.e. Help Desk), engineering and operations. Employment costs and other related expenses (such as travel/entertainment and telephone) are allocated to the divisions based on the estimated time the shared employees dedicate to the products of each of the divisions.

Administrative Costs

Administrative costs, including occupancy, functions such as senior management, legal, finance, human resources and third party costs for outside counsels, audit and tax and corporate insurance, are allocated based on the percentage of employees in each division compared to the total employees in all the divisions. As mentioned above, we needed to maintain a significant team to maintain the infrastructure necessary to support the Fusion OMS product. The percentage of OMS Division employees to total division employees ranged from 25% to 32% throughout 2007.

To the extent that you have any questions with respect to our responses, please feel free to contact either the undersigned at (646) 525-3011 or steve.vigliotti@nyfix.com, or Annemarie Tierney, General Counsel, at (646) 525-3090 or annemarie.tierney@nyfix.com.

Sincerely,

/s/ Steven R. Vigliotti
Steven R. Vigliotti
Chief Financial Officer

cc:	P. Howard Edelstein, NYFIX, Inc.
Chris Smith, Friedman, LLP